UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)

Talkspace, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87427V103
(CUSIP Number)

Amit Doshi c/o Harbor Spring Capital, LLC 437 Madison Avenue, Floor 28 New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ] .

CUSIP No.	87427V103

1.	NAME OF REPORTING PERSONS

Harbor Spring Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	87427V103

1.	NAME OF REPORTING PERSONS

Harbor Spring Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

00, IA

CUSIP No.	87427V103

1.	NAME OF REPORTING PERSONS

Harbor Spring GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

00

CUSIP No.	87427V103

1.	NAME OF REPORTING PERSONS

Amit Doshi

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	87427V103

Item 1.	Security and Issuer.

The name of the issuer is Talkspace, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 570 Lexington Avenue, 35th Floor New York, New York 10022. This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are: (i) Harbor Spring Master Fund, LP, a Cayman Islands limited partnership ("Harbor Spring Master Fund"); (ii) Harbor Spring Capital, LLC, a Delaware limited liability company ("Harbor Spring Capital"); (iii) Harbor Spring GP, LLC, a Delaware limited liability company (“Harbor Spring GP") and (iv) Amit Doshi, a United States citizen ("Mr. Doshi", and collectively with Harbor Spring Master Fund, Harbor Spring Capital, and Harbor Spring GP the "Reporting Persons").

	(b), (c)	Harbor Spring Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services. Harbor Spring Master Fund is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Harbor Spring GP serves as the general partner of Harbor Spring Master Fund. Amit Doshi is the Managing Member of Harbor Spring Capital. The principal business address of the Reporting Persons is c/o Harbor Spring Capital, LLC, 437 Madison Avenue, Floor 28, New York, New York 10022.

	(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 8,000,000 Shares beneficially owned by Harbor Spring Master Fund came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 8,000,000 Shares beneficially owned by Harbor Spring Capital came from the working capital of Harbor Spring Master Fund, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 8,000,000 Shares beneficially owned by Harbor Spring GP came from the working capital of Harbor Spring Master Fund, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 8,000,000 Shares beneficially owned by Mr. Doshi came from the working capital of Harbor Spring Master Fund. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, Board of Directors, other significant shareholders or potential shareholders, strategic partners, industry analysts and others regarding alternatives that the Issuer could employ to enhance shareholder value, which alternatives may include, without limitation, engaging independent financial advisors to explore strategic alternatives for the Issuer that may include sales or acquisitions of assets or businesses of the Issuer or other extraordinary corporate transactions, such as mergers or other changes to the Issuer’s business or structure.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

	(a) – (d)	As of the date hereof, Harbor Spring Master Fund may be deemed to be the beneficial owner of 8,000,000 Shares, constituting 5.0% of the Shares, based upon 159,149,884 Shares outstanding as of the date hereof. Harbor Spring Master Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 8,000,000 Shares. Harbor Spring Master Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 8,000,000 Shares.

As of the date hereof, Harbor Spring Capital may be deemed to be the beneficial owner of 8,000,000 Shares, constituting 5.0% of the Shares, based upon 159,149,884 Shares outstanding as of the date hereof. Harbor Spring Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 8,000,000 Shares. Harbor Spring Capital has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 8,000,000 Shares.

As of the date hereof, Harbor Spring GP may be deemed to be the beneficial owner of 8,000,000 Shares, constituting 5.0% of the Shares, based upon 159,149,884 Shares outstanding as of the date hereof. Harbor Spring GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 8,000,000 Shares. Harbor Spring GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 8,000,000 Shares.

As of the date hereof, Mr. Doshi may be deemed to be the beneficial owner of 8,000,000 Shares, constituting 5.0% of the Shares, based upon 159,149,884 Shares outstanding as of the date hereof. Mr. Doshi has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 8,000,000 Shares. Mr. Doshi has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 8,000,000 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

	Exhibit A:	Joint Filing Agreement
	Exhibit B:	Schedule of Transactions

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2023	Harbor Spring Master Fund, LP*
	By:	Harbor Spring GP, LLC, its General Partner

	By:	/s/ Amit Doshi
	Name:	Amit Doshi
	Title:	Managing Member

Harbor Spring Capital, LLC*

	By:	/s/ Amit Doshi
	Name:	Amit Doshi
	Title:	Managing Member
Harbor Spring GP, LLC*

	By:	/s/ Amit Doshi
	Name:	Amit Doshi
	Title:	Managing Member
/s/ Amit Doshi
Amit Doshi*

* This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated January 6, 2023, relating to the Common Stock, par value $0.0001 per share, of Talkspace, Inc. shall be filed on behalf of the undersigned.

Dated: January 6, 2023	Harbor Spring Master Fund, LP
	By:	Harbor Spring GP, LLC, its General Partner

	By:	/s/ Amit Doshi
	Name:	Amit Doshi
	Title:	Managing Member

Harbor Spring Capital, LLC

	By:	/s/ Amit Doshi
	Name:	Amit Doshi
	Title:	Managing Member
Harbor Spring GP, LLC

	By:	/s/ Amit Doshi
	Name:	Amit Doshi
	Title:	Managing Member

/s/ Amit Doshi
Amit Doshi

Exhibit B

Schedule of Transactions

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share
January 3, 2023	Common	65,098	0	$0.5789[1]
January 4, 2023	Common	30,136	0	$0.6020[2]
January 5, 2023	Common	20,625	0	$0.6361[3]

___________________

[1]	This constitutes the weighted average purchase price of transactions executed on January 3, 2023. The prices range from $0.56 to $0.605.
[2]	This constitutes the weighted average purchase price of transactions executed on January 4, 2023. The prices range from $0.57 to $0.6175.
[3]	This constitutes the weighted average purchase price of transactions executed on January 5, 2023. The prices range from $0.60 to $0.64.